EXHIBIT 99.45
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  MARCH 3, 2005

              ADVANTAGE ANNOUNCES 2005 SUMMER/FALL HEDGING PROGRAM

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or
the "Fund") closely monitors commodity prices and has entered into several hedges for the summer/fall months of 2005. Commodity prices have risen in recent weeks to new historic highs for the summer/fall period. The Fund was unhedged entering the spring of 2005 which provided maximum flexibility in realizing the benefits of the current high price environment. The following hedges are exceptional in comparison to historical prices for this period and will provide stability to Unitholders' cash distributions and lock-in high netbacks on production volumes:



DESCRIPTION OF HEDGE AND TERM                                       VOLUME                          AVERAGE PRICE
------------------------------------------------------------------------------------------------------------------

NATURAL GAS - AECO

     Fixed price               April to October 2005             34,123 mcf/d                        $7.45 Cdn/mcf

     Costless collar           April to October 2005             11,374 mcf/d        Floor           $6.86 Cdn/mcf
                                                                                     Ceiling         $8.18 Cdn/mcf

     Costless collar           April to October 2005             11,374 mcf/d        Floor           $7.02 Cdn/mcf
                                                                                     Ceiling         $8.02 Cdn/mcf

CRUDE OIL - WTI

     Fixed price               April to September 2005           1,750 bbls/d                       $52.11 US/bbl

     Costless collar           April to October 2005             1,750 bbls/d        Floor          $47.00 US/bbl

                                                                                     Ceiling        $56.75 US/bbl



For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.